Exhibit 99.2

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Media release

Rio Tinto Finance (USA) plc prices US$3.0 billion of fixed and floating rate bonds

14 June 2013

Rio Tinto has priced an aggregate of US$3.0 billion of fixed and floating rate bonds.

The offering comprises US$1.0 billion of 3-year and US$1.25 billion of 5.5-year fixed rate, and US$250 million 2-year and US$500 million 3-year floating rate SEC-registered debt securities. The bonds will be issued by Rio Tinto Finance (USA) plc and will be fully and unconditionally guaranteed by Rio Tinto plc and Rio Tinto Limited.

The 3-year fixed rate notes pay a coupon of 1.375% and will mature on 17 June 2016.

The 5.5-year fixed rate notes pay a coupon of 2.250% and will mature on 14 December 2018.

The 2-year floating rate notes pay a coupon of 3-month US$ LIBOR plus 55 basis points and will mature on 19 June 2015.

The 3-year floating rate notes pay a coupon of 3-month US$ LIBOR plus 84 basis points and will mature on 17 June 2016.

BNP Paribas Securities Corp., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Credit Suisse (USA) LLC and RBS Securities Inc. acted as Joint Bookrunners.

A copy of the prospectus relating to the offering of the fixed and floating rate bonds can be obtained from Rio Tinto at the registered address above, any underwriter or any dealer participating in the offering (BNP Paribas Securities Corp., toll-free on 1-800-854-5674, J.P. Morgan Securities LLC, collect on 1-212-834-4533, and Morgan Stanley & Co. LLC, toll-free on 1-866-718-1649).

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576 597

David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131

Bruce Tobin	Rachel Storrs
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 417 401 018

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media